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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 36)
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             MOULTON GOODRUM, JR.                          CHARLES F. RICHARDS, JR.
            BAKER & BOTTS, L.L.P.                         RICHARDS, LAYTON & FINGER
               ONE SHELL PLAZA                                ONE RODNEY SQUARE
          HOUSTON, TEXAS 77002-4995                              P.O. BOX 551
                (713) 229-1234                         WILMINGTON, DELAWARE 19899-0551
                                                                (302) 658-6541
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     This Amendment No. 36 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation ("Pennzoil"
or the "Company"), relating to a tender offer commenced by Resources Newco,
Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On October 23, 1997, the defendants in the lawsuit styled In re Pennzoil Company Shareholders Litigation filed an Amended and Supplemental Answer and Counterclaim in response to the Complaint filed by Union Pacific Resources Group Inc. and Resources Newco, Inc. The counterclaim seeks, among other things, a declaratory judgment that the Pennzoil Board's decisions
(i) not to redeem the Rights; (ii) not to take any action that would render
Section 203 or Article Sixth inapplicable to the Revised UPR Offer or Revised Squeeze-out Merger, and (iii) not to designate UPR's nominees to the Pennzoil Board or negotiate a definitive merger agreement with UPR were reasonable and informed exercises of the directors' duties under Delaware law and do not constitute a breach of any obligation or duty arising under Delaware law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
          NO.                          DESCRIPTION
        -------                        -----------
         [S]        [C]
         103        Amended and Supplemental Answer and  Counterclaim filed
                    on behalf of defendants Pennzoil Company and the members of the Board of Directors of Pennzoil Company in response to
                    the Complaint filed by UPR and Newco (dated October 23,
                    1997, Court of Chancery of the State of Delaware in and for
                    New Castle County).
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: October 24, 1997                  By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

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                               INDEX TO EXHIBITS

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        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------
         103 Amended and Supplemental Answer and Counterclaim filed on behalf of defendants Pennzoil Company and the members of the Board of Directors of Pennzoil Company in response to the Complaint filed by UPR and Newco (dated October 23, 1997, Court of Chancery of the State of Delaware in and for New Castle County).
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